Exhibit 99.1

20 June 2017

Barclays PLC

SFO charges Barclays regarding matters which arose in the context of Barclays’ capital raisings in 2008

The Serious Fraud Office (“SFO”) has today charged Barclays PLC (“Barclays”) with:

•	two offences of conspiring with certain former senior officers and employees of Barclays to commit fraud by false representations relating to two advisory services agreements entered into with Qatar Holding LLC in June and October 2008, contrary to Sections 1-2 of the Fraud Act 2006, and Section 1(1) of the Criminal Law Act 1977 (the “ASA Charges”); and

•	one offence of unlawful financial assistance contrary to section 151(1) of the Companies Act 1985 in relation to a USD 3 billion loan (the “Loan”) provided to the State of Qatar in November 2008 (together with the ASA Charges, the “Charges”).

Barclays is considering its position in relation to these developments.

The Charges arise in the context of Barclays’ capital raisings in June and November 2008. Barclays awaits further details of the Charges from the SFO. The SFO has informed Barclays that it has not made a decision as to whether it will also bring charges against Barclays Bank PLC in respect of the Loan.

As previously disclosed, the FCA issued warning notices in connection with its investigation into the advisory services agreements and the United States Department of Justice and the US Securities and Exchange Commission have also been conducting investigations relating to these same agreements. The FCA’s investigation in relation to the advisory services agreements had been stayed in view of the SFO’s investigation but that stay is currently lifted. Other authorities have also been kept informed of developments in these matters. Also, as previously disclosed, a civil claim has been served on Barclays Bank PLC by PCP Capital Partners LLP and PCP International Finance Limited in relation to the November 2008 capital raising, which Barclays Bank PLC is defending.

-ENDS-

For further information please contact:

Investor Relations	Media Relations

Kathryn McLeland	Thomas Hoskin

+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

About Barclays

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 120,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays